August 4, 2015

BY EDGAR

Robert Littlepage

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated July 24, 2015

Oi S.A.

Form 20-F for Fiscal Year Ended December 31, 2014

Filed May 7, 2015

File No. 001-13758

Dear Mr. Pacho:

This letter is to advise you that we are continuing to work on the response to your letter dated July 24, 2015 requesting additional information pertaining to the above-referenced filing. We expect to provide responses to your letter on or prior to August 21, 2015.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Marco Norci Schroeder
Name:	Marco Norci Schroeder
Title:	Executive Officer Oi S.A.

cc:	Joseph M. Kempf, Senior Staff Accountant

Dean Suehiro, Senior Staff Accountant

Securities and Exchange Commission